UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025.

Commission File Number 001-42308

CLICK HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Telephone: +852 2691 8900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On May 30, 2025, Click Holdings Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from April 16, 2025 to May 29, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Nasdaq has provided the Company with a 180 calendar days compliance period, or until November 26, 2025, in which to regain compliance with Nasdaq continued listing requirement. If, at any time during this compliance period, the closing bid price of the Company’s stock is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by November 26, 2025, it may be eligible for additional time. To qualify, the Company will be required to meet continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2).

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the deficiency within four (4) business days after the date of the deficiency letter.

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of the Company dated June 2, 2025.

Exhibit Index

Exhibit No.	Description
99.1	CLIK Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused their report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2025	CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Officer

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